SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____2_______)*


                           Multi-Market Radio, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    625432109
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Page 1 of 13 pages

CUSIP No. 625432109                   13G                 Page 2 of 13 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

- --------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            595,698
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             595,698
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

- --------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      595,698

- --------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       16.1%
- --------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 625432109                   13G                 Page 3 of 13 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             595,698
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       595,698
- ----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       595,698
- --------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       16.1%
- --------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 13 Pages



Item 1.        J. Morton Davis and D.H. Blair Investment Banking Corp.
               ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Class A Common Stock, $.01 par value ("shares") of Multi-Market Radio, Inc. (the "Issuer") as follows:



Item 2. (a) is hereby amended in its entirety as follows:

               J. Morton Davis and Blair Investment (1). See Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them (previously filed in a Schedule 13G, dated February 10, 1995, of which this is Amendment No. 2 thereto, and incorporated by reference herein).



 Item 4. is hereby amended in its entirety as follows:

     (a) (b) As of July 31, 1996, Mr. Davis and Blair Investment may be deemed to beneficially own 595,698 shares or 16.1% of the Issuer's shares as follows: 312,706 shares, 141,496 Class A Warrants (2) and 141,496 Class B Warrants (2). These securities are directly owned by Blair Investment.


          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Mr. Davis and Blair Investment have entered into an Agreement with SFX Broadcasting, Inc., dated July 31, 1996, pursuant to which Mr. Davis and Blair Investment have agreed that at any meeting of the stockholders of the Issuer they will vote those shares beneficially owned by them in favor of the adoption and approval of an amendment to the Issuer's Restated Certificate of Incorporation and of the merger of the Issuer with SFX Broadcasting, Inc. A copy of the Agreement is attached as Exhibit B and incorporated by reference herein.

Item 5. is hereby amended in its entirety as follows:

               Blair Holdings has ceased to be a beneficial owner of more than five percent of the Issuer's securities.

- ------------------------------------------------------------------------------

(1) Mr.  Davis  is an  investment  banker  and  sole  shareholder  of Blair
Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, D.H. Blair Holdings, Inc. ("Blair Holdings") was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.


(2) Each Class A Warrant entitles the holder to purchase one share at a price of $7.75, subject to adjustment, until March 22, 1999. Each Class B Warrant entitles the holder to purchase one share at a price of $11.50, subject to adjustment, until March 22, 1999.

                                                           Page 5 of 13 pages

                                   Signatures


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 1996


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis







Date: July 31, 1996

      D.H. Blair Investment Banking Corp.



By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer

                                                       Page 6 of 13 pages



                              EXHIBIT INDEX
                              -------------






The Exhibit Index is hereby amended by adding the following thereto:


Exhibit B - Agreement dated July 31, 1996 between SFX Broadcasting and J.
            Morton Davis and D. H. Blair Investment Banking Corp.